SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 15 June 2005

NATIONAL GRID TRANSCO plc

(Registrant's Name)

1-3 Strand
London
WC2N 5EH
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

[ X ]

Form 40-F

[   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc

By: s/ David C. Forward
Name: David C. Forward
Title: Assistant Secretary

Date: 15 June 2005

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange for 16 June 2005

National Grid Transco plc ('NGT') 1-3 Strand London, WC2N 5EH United Kingdom

================================================================

Announcement to The London Stock Exchange

DATE	DETAILS
15th June 2005	Publication of Annual Report, Notice of Annual General Meeting, Circular to Shareholders regarding Proposed Return of Cash and Notice of Extraordinary General Meeting.

Note: NGT will shortly be filing its Annual Report on Form 20-F for 2004/05.

ANNEX 2 - Copy Announcement as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcement to the London Stock Exchange
For 16 June 2005

National Grid Transco plc ('NGT') 1-3 Strand London, WC2N 5EH United Kingdom

15th June 2005

NATIONAL GRID TRANSCO PLC ('NGT')

PUBLICATION OF ANNUAL REPORT,
NOTICE OF ANNUAL GENERAL MEETING,
CIRCULAR TO SHAREHOLDERS REGARDING PROPOSED RETURN OF CASH
AND NOTICE OF EXTRAORDINARY GENERAL MEETING

NGT has issued the following documents in respect of its annual report, and its Annual General Meeting and Extraordinary General Meeting, which will both be held on 25 July 2005:

Annual Report and Accounts 2004/05;

Annual Review 2004/05;

Notice of Annual General Meeting 2005;

Return of Cash Election Form; and

Circular to Shareholders regarding Proposed Return of Cash and Notice of Extraordinary General Meeting.

These documents (along with associated proxy cards) will be shortly available to the public for inspection at the UK Listing Authority's Document Viewing Facility which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (tel. no. +44 20 7066 1000).

The documents listed above are also available electronically on NGT's website: www.ngtgroup.com.

In the United States, NGT will file a Tender Offer Statement on Schedule TO containing the Circular, a US Supplemental Memorandum, the Election Form, the Letter of Election and Transmittal and other related documentation with the Securities and Exchange Commission ('SEC'). Free copies of the Schedule TO and any documents filed therewith will be available on the SEC's website at www.sec.gov.